EXHIBIT 99.1

Nemus Bioscience Announces $20 Million Series E

Preferred Stock Financing

Costa Mesa, Calif. (May 4, 2017) --- NEMUS Bioscience, Inc. (OTCQB: NMUS) (the “Company”) today announced the signing of a private placement with an affiliate of Schneider Brothers Ltd, a global closed investment fund with over USD$500 million in assets, for the sale of 1,000,000 shares of Series E Preferred Stock of the Company for gross proceeds of $20,000,000. Each share of preferred stock is convertible into shares of the Company’s common stock at an effective conversion price of $0.30 per share. The Company plans to use the net proceeds from the private placement to fund the research and development activities of its product candidates and for other general corporate and working capital purposes. The transaction is expected to close within the second quarter and there are no conditions precedent or further obligations prior to the close. An affiliate of Schneider Brothers Ltd has entered into a guaranty to the benefit of the Company that guarantees the payment of the

$20,000,000 investment.

“We are grateful to have this significant investment from Schneider Brothers," stated Cosmas N. Lykos, Co-Founder and Executive Chairman of Nemus. “With its global presence, vast resources and long-term approach to investing, we believe that Schneider Brothers is the ideal investment partner for Nemus. Together with Schneider Brothers, we look forward to utilizing this cash infusion to execute on our strategic initiatives and increase shareholder value.”

John A. “Corky” Severson, Director and Partner for Schneider Brothers stated, “Our investment firm views the cannabinoid therapeutic space as a transformative and disruptive opportunity in drug development. We were attracted to Nemus based on the vision and progress achieved by the management team, as well as the Company’s strategic relationship with the University of Mississippi and the associated intellectual capital that collaboration provides. We believe that there is significant value in Nemus and we look forward to unlocking the true potential of the product pipeline.”

“This Series E round completes our financing strategy that was announced at the end of 2016 and the proceeds will enable us to now focus on advancing the pipeline across multiple, potential indications,” stated Brian Murphy, M.D., C.E.O. and Chief Medical Officer of Nemus. "To our knowledge, this is one of the largest single investments in a cannabinoid-based biotech at our stage of development. Parallel to our goals of reaching clinical stage testing of our candidate molecules, is to achieve strategic partnerships with larger pharmaceutical companies that can enhance their product portfolio with a new class of therapeutics that possess a global IP footprint for both composition of matter and methods of use.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities. The securities offered and sold in the private placement have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration under the Securities Act and applicable state securities laws.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements, including statements about our expectations regarding the use and timing of proceeds from the financing and the timing of our near term, intermediate term and long term goals. Such statements and other statements in this press release that are not descriptions of historical facts are forward-looking statements that are based on management's current expectations and assumptions and are subject to risks and uncertainties. If such risks or uncertainties materialize or such assumptions prove incorrect, our business, operating results, financial condition and stock price could be materially negatively affected. In some cases, forward---looking statements can be identified by terminology including "goal," "focus," "aims," "believes," "can," “could,” "challenge," "predictable," "will," or the negative of these terms or other comparable terminology. We operate in a rapidly changing environment and new risks emerge from time to time. As a result, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements the Company may make. Risks and uncertainties that may cause actual results to differ materially include, among others, our capital resources, uncertainty regarding the results of future testing and development efforts and other risks that are described in the Risk Factors section of NEMUS’s most recent annual or quarterly report filed with the Securities and Exchange Commission. Except as expressly required by law, NEMUS disclaims any intent or obligation to update these forward-looking statements.

ABOUT NEMUS BIOSCIENCE, INC.

The Company is a biopharmaceutical company, headquartered in Costa Mesa, California, focused on the discovery, development, and commercialization of cannabinoid-based therapeutics for significant unmet medical needs in global markets. Utilizing certain proprietary technology licensed from the University of Mississippi, NEMUS is working to develop novel ways to deliver cannabinoid-based drugs for specific indications, with the aim of optimizing the clinical effects of such drugs, while limiting the potential adverse events. NEMUS's strategy is to explore the use of natural and synthetic compounds, alone or in combination. The Company is led by a highly qualified team of executives with decades of biopharmaceutical experience and significant background in early-stage drug development.

For more information, visit http://www.nemusbioscience.com.

ABOUT SCHNEIDER Brothers Ltd

Formed in 1991 in Switzerland, the Schneider Boyeldieu Holding SA Investment Fund, moved to London in 1999 and the name changed to Schneider Brothers Ltd (SB). At the beginning of 2008, the Schneider Brothers Ltd “aggregated” Fund, constituted by assembling a series of private and personal funds belonging to nine partners, was transformed into a “closed” fund and started to develop its separate and independent activity. In 2016, the total net assets of the Group was about £407 million, and the total amount of funds under management was about £707 million.

For more information, visit: https://schneider-brothers.co.uk/

CONTACTS:

NEMUS Investor Relations

PCG Advisory Group

Adam Holdsworth

Email: adamh@pcgadvisory.com

Phone: 646-862-4607

NEMUS Media Relations

Janet Vasquez

JV Public Relations

Email: jvasquez@jvprny.com

Phone: 212-645-5498.